Mail Stop 4561

January 11, 2008

Shudong Xia
Chief Executive Officer and President
China TransInfo Technology Corp.
07 Floor E-Wing Center
No. 113 Zhichunlu, Haidian District
Beijing, China 100086

> **Re:** **China TransInfo Technology Corp.**
> **Amendment No. 3 to Registration Statement on**
> **Form SB-2**
> **Filed December 21, 2007**
> **File No. 333-142945**

Dear Mr. Xia:

We have reviewed your amended filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements

Statement of Changes in Stockholders' Equity

1. The net income reflected in your statement of changes in stockholders' equity for the nine months ended September 30, 2007 is not equal to the net income on your statement of operations. Similarly, the ending balances in retained earnings and total stockholders' equity are not equal to your balance sheet. Please revise your financial statements to resolve these discrepancies.

2. Please tell us why the beginning balance in Common Stock and Additional Paid-in Capital appears to be that of Intra-Asia, the accounting acquiree. Also, please provide us with a schedule detailing the entries made to effect the reverse recapitalization.

Note 16. Restatement of Previously Issued Financial Statements, page F-34

3. Please tell us how you considered the requirements of Item 4.02(a) of Form 8-K and indicate whether you intend to amend previously filed documents. If you are not planning to file an 8-K and amend, explain why.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Mark Shannon, Staff Accountant, at (202) 551-3299 or me at (202) 551-3451 if you have any questions regarding these comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief

cc: Via facsimile: 202.654.1804
Louis A. Bevilacqua, Esq.
Thelen Reid Brown Raysman & Steiner LLP